UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AOL Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00184X105

(CUSIP Number)

Stephen D. Brook, Esq.

Burns & Levinson LLP

125 Summer Street

Boston, Massachusetts 02110

(617) 345-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00184X105	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSON Timothy M. Armstrong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,774,543
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,774,543
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,774,543
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.98%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Based upon 76,588,821 shares of the Issuer’s common stock outstanding as of December 31, 2012.

CUSIP No. 00184X105	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSON Armstrong Family Investment LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 514,300
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 514,300
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514,300
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.67%*
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	Based upon 76,588,821 shares of the Issuer’s common stock outstanding as of December 31, 2012.

CUSIP No. 00184X105	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSON Polar Capital Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 194,857
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 194,857
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,857
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.25%*
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	Based upon 76,588,821 shares of the Issuer’s common stock outstanding as of December 31, 2012.

CUSIP No. 00184X105	13D	Page 5 of 8 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”) of AOL Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 770 Broadway, New York, New York, 10003.

Item 2.	Identity and Background.

(a)	This statement is filed by the following persons (collectively, the “Reporting Persons”):

Timothy M. Armstrong (“Mr. Armstrong”)

Armstrong Family Investment LLC, a Delaware limited liability company (“AFI”)

Polar Capital Group, LLC, a Massachusetts limited liability company (“Polar Capital”)

(b)	Mr. Armstrong’s business address is AOL Inc., 770 Broadway, New York, New York, 10003.

AFI’s and Polar Capital’s business address is c/o Greenwich Investment Resources LLC, 30 Nagog Park, Suite 210, Acton, Massachusetts 01720.

(c)	Mr. Armstrong’s principal occupation is Chief Executive Officer of AOL Inc. AFI and Polar Capital are holding companies for certain of Mr. Armstrong’s investments.

(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Armstrong is a citizen of the United States of America. Polar Capital is a limited liability company organized under the laws of the Commonwealth of Massachusetts. AFI is a limited liability company organized under the laws of the State of Delaware.

Item 3.	Source or Amount of Funds or Other Consideration.

514,300 Shares beneficially owned by Mr. Armstrong through his ownership of AFI were purchased by AFI in open market purchases. 481,300 Shares beneficially owned by Mr. Armstrong were purchased in open market purchases. The aggregate purchase price of the 995,600 Shares was approximately $21,125,847.80 based on the weighted average price of the Shares acquired in the open market purchases.

The 194,857 Shares beneficially owned by Mr. Armstrong through his ownership of Polar Capital were received by Polar Capital as consideration related to the acquisition of Patch Media Corporation by the Issuer’s predecessor-in-interest.

The remaining 3,584,086 Shares beneficially owned by Mr. Armstrong were issued to Mr. Armstrong by the Issuer in the form of restricted stock units and stock options.

Item 4.	Purpose of Transaction.

Mr. Armstrong and AFI purchased the 995,600 Shares based on Mr. Armstrong’s belief that the Shares represented an investment opportunity in the Issuer’s business. AFI purchased 466,300 of the Shares on May 4, 2010 and 48,000 of the Shares on May 5, 2010. Mr. Armstrong purchased 4,300 of the Shares on May 5, 2010 and 477,000 of the Shares on February 11, 2011. The Reporting Persons became the beneficial owner of more than 5% of the Issuer’s stock due to a reduction in the total number of Shares outstanding as a result of Share repurchases made under the Issuer’s stock repurchase program. The Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that Mr. Armstrong expects to receive additional restricted stock units and stock option grants in the future as an employee of the Issuer;

CUSIP No. 00184X105	13D	Page 6 of 8 Pages

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer or a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a),(b)	The aggregate number of Shares beneficially owned by the Reporting Persons is 4,774,543 as of the close of business on February 8, 2013. The aggregate percentage of Shares beneficially owned by the Reporting Persons is 5.98% based upon 76,588,821 Shares outstanding as of December 31, 2012 and 3,188,875 stock options that may be acquired by Mr. Armstrong upon exercise in the next 60 days.

514,300 Shares are held in the name of AFI. AFI has the sole power to vote and dispose of the Shares that it holds directly. As the direct controlling member of AFI, Mr. Armstrong has the sole power to direct the vote and disposition of the Shares held by AFI.

194,857 Shares are held in the name of Polar Capital. Polar Capital has the sole power to vote and dispose of the Shares that it holds directly. As the direct controlling member of Polar Capital, Mr. Armstrong has the sole power to direct the vote and disposition of the Shares held by Polar Capital.

4,065,386 Shares are held in the name of Mr. Armstrong. Mr. Armstrong has the sole power to vote and dispose of the Shares that he holds directly.

(c)	The Reporting Persons have not effected any transactions in the Issuer’s common stock during the past 60 days.

(d)	None.

CUSIP No. 00184X105	13D	Page 7 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following documents and descriptions regarding contracts, arrangements, understandings or relationships with respect to securities of the Issuer are herein incorporated by reference:

(a)	Employment Agreement between the Issuer and Mr. Armstrong, dated March 28, 2012, filed as Exhibit 10.1 to the Issuer’s Form 10-Q, dated May 9, 2012;

(b)	Form of Performance Stock Option Agreement, filed as Exhibit 10.3 to the Issuer’s Form 10-Q, dated May 9, 2012;

(c)	Form of Performance Share Award Agreement, filed as Exhibit 10.4 to the Issuer’s Form 10-Q, dated May 9, 2012;

(d)	Form of Non-Qualified Stock Option Agreement (Version 3), filed as Exhibit 10.5 to the Issuer’s Form 10-Q, dated May 9, 2012;

(e)	Form of Notice of Grant of Performance Stock Option, filed as Exhibit 10.6 to the Issuer’s Form 10-Q, dated May 9, 2012;

(f)	Form of Notice of Grant of Performance Share Award (Revenue), filed as Exhibit 10.7 to the Issuer’s Form 10-Q, dated May 9, 2012.

(g)	Form of Notice of Grant of Performance Share Award (Relative TSR), filed as Exhibit 10.8 to the Issuer’s Form 10-Q, dated May 9, 2012;

(h)	Form of Notice of Grant of Non-Qualified Stock Option, filed as Exhibit 10.9 to the Issuer’s Form 10-Q, dated May 9, 2012;

(i)	The Issuer’s Definitive Proxy Statement, dated April 20, 2012;

(j)	The Issuer’s Form 8-K, dated March 30, 2012;

(k)	The Issuer’s Definitive Proxy Statement, dated April 7, 2011;

(l)	The Issuer’s Definitive Proxy Statement, dated March 16, 2010;

(m)	Form of Non-Qualified Stock Option Agreement between the Issuer and Mr. Armstrong, dated December 9, 2009, filed as Exhibit 10.36 to the Issuer’s Form 10-K, dated March 2, 2010;

(n)	Form of Non-Qualified Stock Option Agreement between the Issuer and Mr. Armstrong, dated January 4, 2010, filed as Exhibit 10.3 to the Issuer’s Form 8-K, dated December 22, 2009;

(o)	Form of Restricted Stock Units Agreement between the Issuer and Mr. Armstrong, dated January 4, 2010, filed as Exhibit 10.4 to the Issuer’s Form 8-K, dated December 22, 2009;

(p)	Form of Non-Qualified Stock Option Agreement between the Issuer and Mr. Armstrong, dated December 31, 2009, filed as Exhibit 10.2 to the Issuer’s Form 8-K, dated December 22, 2009;

(q)	First Amendment to the Employment Agreement between the Issuer and Mr. Armstrong, dated December 15, 2009, filed as Exhibit 10.1 to the Issuer’s Form 8-K, dated December 22, 2009; and

(r)	Employment Agreement among AOL LLC, Time Warner Inc. and Mr. Armstrong, dated March 12, 2009 and effective as of April 7, 2009, filed as Exhibit 10.6 to the Issuer’s Amendment No. 1 to the Form 10, dated September 16, 2009.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1	Agreement to File Jointly

CUSIP No. 00184X105	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2013	/s/ Timothy M. Armstrong
Timothy M. Armstrong

Armstrong Family Investment LLC

Date: February 8, 2013	/s/ Donald P. Armstrong, Jr.
By: Donald P. Armstrong, Jr.
Its: Manager

Polar Capital Group, LLC

Date: February 8, 2013	/s/ Donald P. Armstrong, Jr.
By: Donald P. Armstrong, Jr.
Its: Manager